90-92 Main Street, P. O. Box 58, Wellsboro, PA   16901                              Stock Symbol: CZNC
Phone:  (570) 724-3411     Fax:  (570) 723-8097

August 26, 2009

Re:	Citizens & Northern Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Forms 10-Q for Fiscal Quarters Ended March 31, 2009
And June 30, 2009
File No. 000-16084

Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Nolan:

Following is information as of June 30, 2009 that you requested in your comment letter dated August 21, 2009.

Trust Preferred Securities Issued by Individual Institutions

The following table provides information related to trust preferred securities issued by individual institutions as of June 30, 2009:

(In Thousands)						Moody's/
					Cumulative	S&P/
				Unrealized	Realized	Fitch
		Amortized	Fair	Gain	Credit	Credit
Name of Issuer	Issuer's Parent Company	Cost	Value	(Loss)	Losses	Ratings
Astoria Capital Trust I	Astoria Financial Corporation	$5,317	$3,376	$(1,941)	$0	Baa2/BB-/BBB
Carolina First Mortgage Loan Trust	The South Financial Group, Inc.	4,009	2,600	(1,409)	0	NR
Patriot Capital Trust I	Susquehanna Bancshares, Inc.	1,000	590	(410)	0	NR
Total		$10,326	$6,566	$(3,760)	$0

NR = not rated.

None of the issuers of trust preferred securities described in the table above have deferred or defaulted on payments associated with the Corporation’s securities.  Management assesses each of the trust preferred securities issued by individual institutions for the possibility of other-than-temporary impairment (OTTI) by reviewing financial information that is publicly available.  As of June 30, 2009, management concluded there was no OTTI on these securities.

Pooled Trust Preferred Securities – Mezzanine Tranches

The following table provides detailed information related to pooled trust preferred securities – mezzanine tranches as of June 30, 2009:

(In Thousands)				Cumulative
			Unrealized	Realized
	Amortized	Fair	Gain	Credit
Description	Cost	Value	(Loss)	Losses
ALESCO Preferred Funding II, Ltd.	$3,572	$2,785	$(787)	$(1,428)
ALESCO Preferred Funding III, Ltd.	3,327	2,396	(931)	(4,156)
ALESCO Preferred Funding VI, Ltd.	0	0	0	(2,018)
ALESCO Preferred Funding IX, Ltd.	1,889	1,053	(836)	(1,089)
ALESCO Preferred Funding X, Ltd.	4,448	2,600	(1,848)	(653)
MMCAPS Funding I, Ltd.	5,846	3,760	(2,086)	0
Preferred Term Securities, Ltd. (Pre TSL I)	2,799	1,870	(929)	(292)
Preferred Term Securities XVIII, Ltd.	0	0	0	(7,293)
Preferred Term Securities XXI, Ltd.	608	274	(334)	(891)
Preferred Term Securities XXIII, Ltd. (C-1)	3,450	1,917	(1,533)	0
Preferred Term Securities XXIII, Ltd. (D-1)	1,537	542	(995)	(3,476)
TPREF Funding II, Ltd.	1,348	983	(365)	(652)
TPREF Funding III, Ltd. (B-1)	1,365	1,009	(356)	(633)
TPREF Funding III, Ltd. (B-2)	3,414	2,523	(891)	(1,582)
Trapeza CDO II, LLC	1,121	830	(291)	(876)
Tropic CDO III, Ltd.	3,303	2,261	(1,042)	(3,638)
U.S. Capital Funding II, Ltd. (B-1)	2,011	1,478	(533)	0
U.S. Capital Funding II, Ltd. (B-2)	3,000	2,220	(780)	0
U.S. Capital Funding IV, Ltd.	991	498	(493)	(3,966)
Total	$44,029	$28,999	$(15,030)	$(32,643)

(Table continued)

					Expected
				Actual	Additional
				Deferrals	Net Deferrals
				and	and	Excess
	Number		Moody's/	Defaults	Defaults	Subordination
	of Banks		Fitch	as % of	as % of	as % of
	Currently		Credit	Outstanding	Performing	Performing
Description	Performing		Ratings (1)	Collateral	Collateral	Collateral
ALESCO Preferred Funding II, Ltd.	36		Ca/CC	19.2%	20.9%	-16.5%
ALESCO Preferred Funding III, Ltd.	38		Ca/CC	23.0%	23.1%	-26.3%
ALESCO Preferred Funding VI, Ltd.	32	(a)	Ca/CC	24.0%	22.2%	-22.9%
ALESCO Preferred Funding IX, Ltd.	42	(b)	Ca/CC	16.5%	24.9%	-6.5%
ALESCO Preferred Funding X, Ltd.	42	(c)	Ca/CC	15.7%	21.2%	-6.6%
MMCAPS Funding I, Ltd.	26		Ca/CCC	9.2%	20.5%	1.6%
Preferred Term Securities, Ltd. (Pre TSL I)	29		Caa1/CC	15.9%	14.9%	-1.1%
Preferred Term Securities XVIII, Ltd.	54	(d)	NR/C	16.5%	16.4%	-15.6%
Preferred Term Securities XXI, Ltd.	47	(e)	Ca/CC	21.9%	15.9%	-12.8%
Preferred Term Securities XXIII, Ltd. (C-1)	97	(f)	Caa3/CCC	16.8%	15.3%	-5.6%
Preferred Term Securities XXIII, Ltd. (D-1)	97	(f)	NR/CC	16.8%	15.3%	-14.6%
TPREF Funding II, Ltd.	24		Caa3/CC	26.6%	24.6%	-21.1%
TPREF Funding III, Ltd. (B-1)	27		Ca/CC	22.0%	25.9%	-15.3%
TPREF Funding III, Ltd. (B-2)	27		Ca/CC	22.0%	25.9%	-15.3%
Trapeza CDO II, LLC	22		Caa2/CC	28.8%	22.9%	-20.2%
Tropic CDO III, Ltd.	36		Ca/CC	23.2%	23.1%	-11.5%
U.S. Capital Funding II, Ltd. (B-1)	48		Ca/CC	9.1%	19.5%	-2.5%
U.S. Capital Funding II, Ltd. (B-2)	48		Ca/CC	9.1%	19.5%	-2.5%
U.S. Capital Funding IV, Ltd.	47	(g)	Ca/CC	28.5%	22.3%	-30.9%

(1) The table above presents ratings information as of June 30, 2009. The securities had "investment grade" ratings by Moody's (Baa2 or better)
and/or Fitch (BBB or better) at the time of purchase, but have since been downgraded by the ratings agencies.

NR = not rated.

(a) In addition to banks, there are 15 insurance companies currently performing in ALESCO Preferred Funding VI, Ltd.
(b) In addition to banks, there are 15 insurance companies currently performing in ALESCO Preferred Funding IX, Ltd.
(c) In addition to banks, there are 21 insurance companies currently performing in ALESCO Preferred Funding X, Ltd.
(d) In addition to banks, there are 9 insurance companies and 2 pooled trust preferred entities currently performing in Preferred Term Securities XVIII, Ltd.
(e)In addition to banks, there are 14 insurance companies and 1 real estate investment trust (REIT) currently performing in Preferred Term Securities XXI, Ltd.
(f) In addition to banks, there are 12 insurance companies and 1 REIT currently performing in Preferred Term Securities XXIII, Ltd.
(g) In addition to banks, there are 3 pooled trust preferred entities currently performing in U.S. Capital Funding IV, Ltd.

In determining the amount of “currently performing” collateral for purposes of the table above, the total amount of issuers’ balances outstanding have been reduced by the amount in default or deferral (pooled trust preferred securities typically permit issuers to defer payment of interest for up to 5 years, though the issuers’ obligation to pay the interest is cumulative).  Also, for some of the securities, management further reduced the total performing balance for the effects of issuers’ subsequent announcements of their intent to defer on the next applicable payment, and for other relevant circumstances.  Management considered all such announcements and circumstances known to us in evaluating the pooled trust preferred securities for OTTI as of June 30, 2009.

In the table above, “Excess Subordination as % of Performing Collateral” (Excess Subordination Ratio) was calculated as follows:  (Total face value of performing collateral – Face value of all outstanding note balances not subordinate to our investment)/Total face value of performing collateral

The Excess Subordination Ratio measures the extent to which there may be tranches within each pooled trust preferred structure available to absorb credit losses before the Corporation’s securities would be impacted.  In 2008 and the first half of 2009, the amount of deferrals and defaults on the pools described above has risen significantly, which has resulted in substantial reductions in the amounts of performing collateral.  As a result, the negative and small positive Excess Subordination Ratio percentages shown in the table signify there is little-to-no support from subordinate tranches available to absorb losses before the Corporation’s securities would be impacted.   A low or negative Excess Subordination Ratio is not definitive, in isolation, for determining whether or not OTTI should be recorded for a pooled trust preferred security.  Other factors affect the timing and amount of cash flows available for payments to the note holders (investors), including the excess interest paid by the issuers (the issuers typically pay higher rates of interest than are paid out to the note holders).

As of June 30, 2009, management evaluated the pooled trust-preferred securities for OTTI by estimating the cash flows expected to be received from each security, taking into account the structure of each pooled trust preferred instrument, including the low or nonexistent levels of current support from subordinate tranches described above.  In determining cash flows, management assumed all issuers currently deferring or in default would make no future payments, and assigned estimated future default levels for the remaining issuers in each security based on financial strength ratings assigned by a national ratings service.  In all cases, a 10% recovery rate has been applied to future estimated defaults.  Management calculated the present value of each security based on the current book yield, adjusted for future changes in 3-month LIBOR (which is the index rate on the Corporation’s adjustable rate pooled trust-preferred securities) based on the applicable forward curve.  Management’s estimates of cash flows used to evaluate other-than-temporary impairment of pooled trust-preferred securities were based on sensitive assumptions regarding the timing and amounts of defaults that may occur, and changes in those assumptions could produce different conclusions for each security.

Consistent with your direction, we will provide disclosure similar to that provided above in our Form 10-Q for the period ending September 30, 2009, and in future filings.

We acknowledge that:

●     Citizens & Northern Corporation is responsible for the adequacy and accuracy of the disclosure in the filings noted above;

●     SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings noted above; and

●     Citizens & Northern Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark Hughes at (570) 724-8533, or me at (570) 724-0230, if you have questions or require additional information.

Sincerely,

By:	Craig G. Litchfield /s/
Craig G. Litchfield,
Chairman, President and Chief Executive Officer

By:	Mark A. Hughes /s/
Mark A. Hughes
Treasurer and Chief Financial Officer

Cc: John A. Spitz, SEC Staff Accountant, Division of Corporation Finance
      Edward H. Owlett, III, Chairman of Audit Committee
      Richard T. Farrell, CPA, Principal, Parente Randolph, LLC